SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

OurPet’s Company

(Name of Issuer)

Common Stock, no par value

(Title of class of securities)

689890101

(CUSIP number)

Christopher J. Hubbert, Kohrman Jackson & Krantz LLP,

1375 E. Ninth Street, 29th Floor,

Cleveland, Ohio 44114, (216) 736-7215

(Name, address and telephone number of person authorized to receive notices and communications)

March 14, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

(Page 1 of 5 pages)

CUSIP No. 689890101	13D	Page 2 of 5 Pages

(1)	Name of reporting persons: PZ Holdings Ltd. (formerly known as Pet Zone Products Ltd.)
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds: Not applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Ohio
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
(13)	Percent of class represented by amount in Row (11): 0.0%*
(14)	Type of reporting person: OO

CUSIP No. 689890101	13D	Page 3 of 5 Pages

(1)	Name of reporting persons: Capital One Partners, LLC
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds: Not applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Ohio
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
(13)	Percent of class represented by amount in Row (11): 0.0%*
(14)	Type of reporting person: OO

*	PZ Holdings Ltd. was the beneficial owner of shares of common stock of OurPet’s Company. Capital One Partners, LLC owns a majority of the membership interests in PZ Holdings Ltd. and as such may have been deemed to beneficially own such shares. Capital One Partners, LLC disclaims beneficial ownership of all of the shares.

Note: This Amendment No. 2 to Schedule 13D is filed solely for the purpose of being the final report and providing the information required by item 5(e).

Item 5. Interest in Securities of the Issuer.

(e) OurPet’s Company entered into an Agreement and Plan of Merger, dated as of December 18, 2018, with Paws Merger Parent, LLC (“Parent”) and Paws Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the merger agreement, on March 14, 2019, Merger Sub merged with and into OurPet’s, with OurPet’s surviving as a wholly-owned subsidiary of Parent. At the effective time of the merger, PZ Holdings Ltd. (formerly known as Pet Zone Products Ltd.) and Capital One Partners, LLC ceased to be record or beneficial owners of any shares of stock of OurPet’s.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2019	PZ HOLDINGS LTD.

/s/ Charles C. MacMillan
By Charles C. MacMillan, Secretary

CAPITAL ONE PARTNERS, LLC

/s/ Charles C. MacMillan
By Charles C. MacMillan, Secretary

Page 5 of 5 pages